EXHIBIT 99.1

Cellectis Presents Pre-Clinical Data on Multi-armored Allogeneic MUC1-CAR T-cells Targeting Triple-Negative Breast Cancer at the Society for Immunotherapy of Cancer (SITC) 38th Annual Meeting

NEW YORK, Oct. 31, 2023 (GLOBE NEWSWIRE) --  Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, announced today that pre-clinical data on MUC1-CAR T-cells to overcome key challenges of targeting solid tumors, will be presented at the Society for Immunotherapy of Cancer’s 38th Annual Meeting (SITC 2023), that will take place on November 1-5, 2023 at San Diego Convention Center in San Diego (CA).

The data will be presented by Laurent Poirot, Ph.D., SVP Immunology of Cellectis, in a poster session that will be held November 4th 2023 from 9:00 a.m. to 8:30 p.m. PDT, at San Diego Convention Center, Hall A.

The poster is number 254 and it is entitled “TGF-Beta Blockade Combined with Activation-Induced IL12 Secretion Synergize to Optimize Potency of MUC1-CAR T-cells in Preclinical Targeting of Triple-Negative Breast Cancer”.

While during SITC 2022 Cellectis presented how TALEN®-mediated gene editing allows programming of various functions addressing both safety and potency aspects of allogenic CAR T-cell therapy, this year the company’s presentation will focus on the synergistic benefits of ΔPD1-IL12 and TGFBR2-KO attributes in preclinical models of triple negative breast cancer.

“We demonstrate that combination of the ΔPD1-IL12 with TGFBR2 KO not only enhanced CAR-T cell activity but surprisingly limit their accumulation outside the tumor, therefore reducing the risks of off-tumor toxicity. These cells also show strong anti-tumor activity against distal tumors when infused intratumorally”, said Laurent Poirot, Ph.D., SVP Immunology at Cellectis.

These pre-clinical data highlight the capability of multi-armored allogeneic CAR T-cells to preserve their activity despite the immunosuppressive microenvironment, while mitigating potential safety concerns.

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 23 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

Forward-looking Statements

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “expect,” “plan,” “could” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the ability to further research and develop our preclinical candidate products and the potential benefit of the Company’s preclinical candidate products. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2022 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contact:

Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93, media@cellectis.com

Investor Relations contacts:

Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com
Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

Attachment

  SITC_2023_abstract released_ENGLISH (https://ml.globenewswire.com/Resource/Download/d8d80344-105d-4c43-9ffa-8610182a2d9e)